Filed Pursuant to Rule 424(b)(3)

Registration No. 333-258358

PROSPECTUS SUPPLEMENT NO. 4

(To the Prospectus dated June 17, 2022)

Up to 66,655,781 Shares of Common Stock

(Including up to 6,000,000 Shares of Common Stock Issuable Upon Exercise of Warrants)

Up to 6,000,000 Warrants to Purchase Common Stock

This prospectus supplement supplements the prospectus, dated June 17, 2022 (as amended or supplemented, the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-258358). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on November 14, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of up to 6,000,000 shares of our common stock, $0.0001 par value per share (the “Common Stock”), that are issuable upon the exercise of 6,000,000 warrants (the “Private Placement Warrants”) originally issued in a private placement to the initial stockholder of Rodgers Capital, LLC (the “Sponsor”) in connection with the initial public offering of Rodgers Silicon Valley Acquisition Corp. (“RSVAC”). We will receive the proceeds from any exercise of any Private Placement Warrants for cash.

The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders named in the Prospectus or their permitted transferees (the “Selling Securityholders”) of

•	up to 66,655,781 shares of Common Stock consisting of

•	up to 12,500,000 shares of Common Stock issued in a private placement pursuant to subscription agreements (“Subscription Agreements”) entered into on February 22, 2021,

•	up to 6,000,000 shares of Common Stock issuable upon exercise of the Private Placement Warrants,

•	up to 736,769 shares of Common Stock issuable upon the exercise of stock options,

•	up to 5,750,000 shares of Common Stock issued pursuant to that certain Subscription Agreement, dated September 24, 2020, by and between the Company and the Sponsor, and

•

up to 41,669,012 shares of Common Stock issued pursuant to that certain Agreement and Plan of Merger, dated as of February 22, 2021, by and among the Company, RSVAC Merger Sub Inc. and Enovix Operations Inc. (f/k/a Enovix Corporation) and subject to that certain Amended and Restated Registration Rights Agreement, dated July 14, 2021, between us and certain Selling Securityholders granting such holders registration rights with respect to such shares, and

•

up to 6,000,000 Private Placement Warrants. We will not receive any proceeds from the sale of shares of Common Stock or Private Placement Warrants by the Selling Securityholders pursuant to the Prospectus and this prospectus supplement.

The Selling Securityholders may offer, sell or distribute all or a portion of the securities hereby registered publicly or through private transactions at prevailing market prices or at negotiated prices. We will not receive any of the proceeds from such sales of the shares of Common Stock or Private Placement Warrants, except with respect to amounts received by us upon exercise of the Private Placement Warrants. We will bear all costs, expenses and fees in connection with the registration of these securities, including with regard to compliance with state securities or “blue sky” laws. The Selling Securityholders will bear all commissions and discounts, if any, attributable to their sale of shares of Common Stock or Private Placement Warrants. See the section titled “Plan of Distribution” in the Prospectus.

The Common Stock is listed on The Nasdaq Global Select Market under the symbol “ENVX.” On January 5, 2023, the last reported sales price of Common Stock was $7.54 per share.

This prospectus supplement should be read in conjunction with the Prospectus, including any amendments or supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto. We are incorporated in Delaware.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 7 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus supplement or the Prospectus. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated January 6, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 10, 2022

Enovix Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-39753	85-3174357
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3501 W. Warren Avenue Fremont, California	94538
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (510) 695-2350

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	ENVX	The Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On November 10, 2022, Enovix Corporation (the “Company”) announced the appointment of Ajay Marathe as Chief Operating Officer of the Company. Mr. Marathe’s employment as Chief Operating Officer commenced on November 14, 2022.

Previously, Mr. Marathe served as Senior Vice President Operations at Western Digital Technologies, Inc. from October 2021 to August 2021, Chief Operating Officer at Lumileds LLC from November 2011 to October 2021 and Senior Vice President, Operations, at Solaria Corporation from October 2009 to November 2011. Additionally, Mr. Marathe served in various positions at Advanced Micro Devices, Inc. from 1984 to 2007, including Thailand Plant Manager, VP of Operations of the Computation Products group, VP of Operations for all Asian assembly and test and CEO of AMD India LLC.

Pursuant to Mr. Marathe’s offer letter (the “Offer Letter”), Mr. Marathe will receive an annual base salary of $450,000. In addition, Mr. Marathe is eligible for an annual discretionary cash bonus, with a target amount equal to 80% of his base salary, based on the achievement of specific performance goals and subject to the terms and conditions of the Company’s Annual Incentive Plan and the approval of the Company’s Board of Directors.

Pursuant to the Offer Letter and the Company’s 2021 Equity Incentive Plan, the Compensation Committee of the Company’s Board of Directors has granted Mr. Marathe a restricted stock unit award to acquire 833,000 shares of the Company’s common stock (the “RSU Award”) effective as of, and contingent upon the commencement of Mr. Marathe’s employment. 1/5th of the RSU Award will vest after twelve months of Mr. Marathe’s employment, and the remainder shall vest monthly over four years subject to Mr. Marathe’s continuous service to the Company.

If, at least four months after Mr. Marathe commences his employment with the Company, he is terminated by the Company other than for “Cause,” or Mr. Marathe resigns for “Good Reason,” in each case not in connection with a “Change of Control,” provided such termination or resignation constitutes a “Separation from Service” (each capitalized term as defined in the Offer Letter) (either such termination, a “Qualifying Termination”), then subject to Mr. Marathe’s execution and non-revocation of a release of claims in a form provided by the Company, among other conditions, (i) Mr. Marathe will receive cash severance in an amount equal to nine months’ of Mr. Marathe’s base salary in effect as of his separation date, payable in installments commencing on the Company’s first regular payroll date that is more than 60 days following Mr. Marathe’s separation date; (ii) the Company will continue to pay the cost of Mr. Marathe’s health care coverage in effect as of his separation date for a period of nine months either under the Company’s regular health plan (if permitted), or by paying Mr. Marathe’s COBRA premiums, provided that Mr. Marathe does not obtain health care coverage from another source; (iii) Mr. Marathe will receive a pro-rated amount of his target bonus in effect for the year of termination, payable in a lump sum at the same time annual bonuses are paid to other of the Company’s employees; and (iv) the Company shall accelerate the vesting of the number of then-unvested shares subject to Mr. Marathe’s equity awards that would have vested had his employment continued for 18 months following his separation date ((i) through (iv), the “Severance Benefits”).

If, at any time after Mr. Marathe commences his employment with the Company, in the event of a Qualifying Termination that occurs within the three months preceding or the 12 months following the closing of a Change of Control, subject to Mr. Marathe’s execution and non-revocation of a release of claims in a form provided by the Company, among other conditions, (i) Mr. Marathe will be entitled to receive the Severance Benefits and (ii) the Company shall accelerate the vesting of 75% of the then-unvested shares subject to Mr. Marathe’s equity awards (after taking into account the accelerated vesting as provided in part (iv) of the Severance Benefits).

The foregoing description is qualified in its entirety by reference to the Offer Letter, which will be filed as an exhibit to the Company’s Annual Report on Form 10-K for the period ending January 1, 2023.

Except for the Offer Letter, there is no arrangement or understanding between Mr. Marathe and any other person pursuant to which Mr. Marathe was selected as an officer. Mr. Marathe is not a party to any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K. In connection with his appointment, Mr. Marathe will execute the Company’s standard form of indemnification agreement for officers, which was filed as Exhibit 10.20 to the Company’s Annual Report on Form 10-K for the period ending January 2, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2022	Enovix Corporation

	By:	/s/ Steffen Pietzke
Steffen Pietzke
Chief Financial Officer